SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 23, 2015

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

STOCK EXCHANGE RELEASE

The Finnish Financial Supervisory Authority Approves Nokia’s English Language Listing Prospectus Relating to the Proposed Combination with Alcatel-Lucent

Nokia Corporation
Stock Exchange Release
October 23, 2015 at 18.00 (CET +1)

The Finnish Financial Supervisory Authority Approves Nokia’s English Language Listing Prospectus relating to the Proposed Combination with Alcatel-Lucent

Espoo, Finland – Nokia announced today that its English language listing prospectus, prepared for the listing on NASDAQ OMX Helsinki Ltd (“Nasdaq Helsinki”) of the new shares to be issued as consideration to Alcatel-Lucent security holders in conjunction with the proposed combination between Nokia and Alcatel-Lucent, has been approved by the Finnish Financial Supervisory Authority on October 23, 2015. In addition to the listing of the new shares on Nasdaq Helsinki, the listing prospectus will be used for the contemplated listing of Nokia’s existing and new shares on Euronext Paris and in connection with the public exchange offer, for which purpose the listing prospectus will be notified to the French stock market authority, Autorité des Marchés Financiers.

The English language listing prospectus together with Finnish and French language translations of the prospectus summary will be available on Nokia’s website at http://company.nokia.com/en/investors/financial-reports/filings-related-to-the-alcatel-lucent-transaction starting on October 26, 2015, as well as at the reception of Nasdaq Helsinki at Fabianinkatu 14, FI-00100 Helsinki, Finland, and at the head office of Nokia at Karaportti 3, FI-02610 Espoo, Finland on or about October 28, 2015.

About Nokia

By focusing on the human possibilities of technology, Nokia embraces the connected world to help people thrive. Our three businesses are leaders in their fields: Nokia Networks provides broadband infrastructure, software and services; HERE provides mapping, navigation and location intelligence; and Nokia Technologies provides advanced technology development and licensing. http://www.nokia.com/

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements that reflect Nokia’s and Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to Nokia’s proposed combination with Alcatel-Lucent, the listing on Nasdaq Helsinki and Euronext Paris, the notification of the Autorité des Marchés Financiers and the exchange offer. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include the ability of the parties to consummate the proposed transaction, list the company’s shares on Nasdaq Helsinki and/or on Euronext Paris and to the exchange offer itself.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel Lucent have filed with the U.S. Securities and Exchange Commission (“SEC”). Any forward-looking statements made in this release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This release relates to the proposed public exchange offer by Nokia to exchange all of the ordinary shares, American Depositary Shares (“ADSs”) and convertible securities issued by Alcatel Lucent for new ordinary shares and ADSs of Nokia. This  release is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Preliminary Prospectus / Offer to Exchange included in the Registration Statement on Form F-4 (the “Registration Statement”), a preliminary draft of which was filed by Nokia with the SEC on August 14, 2015, the Solicitation / Recommendation Statement on Schedule 14D-9 to be filed by Alcatel Lucent with the SEC, the listing prospectus of Nokia filed by

Nokia with and approved by the Finnish Financial Supervisory Authority on October 23, 2015 or the offer document (note d’information) to be filed by Nokia with, and which will be subject to the review of, the French Autorité des marchés financiers (“AMF”) or the response document (note en réponse) to be filed by Alcatel Lucent with the AMF (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The proposed exchange offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer. Other than the preliminary draft of the Registration Statement, the Exchange Offer Documents have not yet been filed with appropriate regulators, including the SEC. The tender offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

The information contained in this release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel Lucent with the SEC, as applicable, including the preliminary Registration Statement, are or will be available free of charge at the SEC’s website (www.sec.gov).

Once the public exchange offer has been filed by Nokia, Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse), containing detailed information with regard to the exchange offer, will be available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel Lucent (www.alcatel-lucent.com).

Enclosures:

Nokia stock exchange release dated October 23, 2015:

The Finnish Financial Supervisory Authority Approves Nokia’s English Language Listing Prospectus Relating to the Proposed Combination with Alcatel-Lucent

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2015	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal